AEM SPA

03 OCT -3 AM 7:21

FILE NO. 82-4911

N.

(da citare nella risposta)

AFG/SES/409/2003/AG/db

BY UPS

03032522

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

September 29, 2003

PROCESSED
OCT 09 2003
THOMSON FINANCIAL

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, regarding JPMorgan, Mediobanca and Unicredito Banca Immobiliare joint mandate as bookrunners of Aem's bonds.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Antonella Giacobone
Company Secretary

dlw 10/6

Encl.

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968127 - 2.99

AEM SPA

PRESS RELEASE

Milan, 29 September 2003. AEM S.p.A., rated single A by Standard & Poor's, has mandated JPMORGAN, MEDIOBANCA and UNICREDIT BANCA MOBILIARE as joint bookrunners for a debut benchmark Euro issue to be launched and priced after a European roadshow and subject to market conditions.

For more information:

Press Office
ufficiostampa@aem.it

Tel. +39 02 7720.3093

Investor Relator
ir@aem.it

Tel. +39 02 7720.3879